Exhibit 12.1
POPULAR, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	For the nine months ended		Year Ended December 31,
	September 30,	September 30,
	2007	2006	2006	2005	2004	2003	2002
Income before income taxes	$243,763	$380,447	$455,716	$680,942	$628,067	$597,410	$463,606

Fixed charges :

Interest expense	1,262,217	1,217,997	1,636,531	1,241,652	840,754	749,550	863,553
Estimated interest component of net rental payments	27,232	24,225	31,047	27,454	25,068	22,940	19,963

Total fixed charges including interest on deposits	1,289,449	1,242,222	1,667,578	1,269,106	865,822	772,490	883,516

Less: Interest on deposits	552,657	411,380	580,094	430,813	330,351	342,891	432,415

Total fixed charges excluding interest on deposits	736,792	830,842	1,087,484	838,293	535,471	429,599	451,101

Income before income taxes and fixed charges(including interest on deposits)	$1,533,212	$1,622,669	$2,123,294	$1,950,048	$1,493,889	$1,369,900	$1,347,122

Income before income taxes and fixed charges(excluding interest on deposits)	$980,555	$1,211,289	$1,543,200	$1,519,235	$1,163,538	$1,027,009	$914,707

Preferred stock dividends	8,935	8,935	11,913	11,913	11,913	9,919	2,510

Ratio of earnings to fixed charges

Including Interest on Deposits	1.2	1.3	1.3	1.5	1.7	1.8	1.5

Excluding Interest on Deposits	1.3	1.5	1.4	1.8	2.2	2.4	2.0

Ratio of earnings to fixed charges & preferred stock dividends

Including Interest on Deposits	1.2	1.3	1.3	1.5	1.7	1.7	1.5

Excluding Interest on Deposits	1.3	1.4	1.4	1.8	2.1	2.3	2.0